UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CYPRESS SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	94-2885898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

198 Champion Court, San Jose, California	95134
(Address of registrant’s principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code

(408) 943-2600

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of the registrant is filed as Exhibit 1.01 to this report on Form SD. The Conflict Minerals Report is available on our website on the Corporate Governance page of the Investor Relations section of our website at www.cypress.com.

Item 1.02 Exhibit

See Item 1.01.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report of Registrant, dated June 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CYPRESS SEMICONDUCTOR CORPORATION

Date:	June 1, 2015	By:	/s/ THAD TRENT
Thad Trent
Executive Vice President, Finance and Administration and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Registrant, dated June 1, 2015.

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